Suite 615- 800 W. Pender St.
Vancouver, British Columbia,
V6C 2V6

Phone: 604-687 -2038
Fax: 604-687- 3141

TSX-V: NPH
OTCQB: APCSF

October 30, 2013

British Columbia Securities Commission
701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, B.C. V7Y 1L2

Dear Sirs/Mesdames:

Re: Nuva Pharmaceuticals Inc (the "Company")
Correction of Sedar Filing – Project # 2124522 and 2124521

Please be advised we are re-filing the Nuva Pharmaceuticals Inc. Management Discussion and Analysis due to an incorrect date noted in secton1.1, we inadvertently dated the document October 25, 2013, when it should have been dated October 28, 2013.

We are also filing at this time the Certification of refiled annual filings for both the Chief Executive Officer and Chief Financial Officer as required by part 6 of National Instrument 52-109.

Yours truly,

NUVA PHARMACEUTICALS INC.

Signed: "*Eugene Beukman*"

Eugene Beukman
Corporate Secretary